

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Michael Weisz
Chief Executive Officer of Yieldtreet Management, LLC
YS RE RAF I LLC
300 Park Avenue, 15th Floor
New York, New York 10022

> **Re: YS RE RAF I LLC**
> **Post-Qualification Amendment to Offering Statement on Form 1-A POS**
> **Filed May 10, 2024**
> **File No. 024-11755**

Dear Michael Weisz:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment filed May 10, 2024

Exhibits

1.   Please have your auditors revise their consent to reference the financial statement periods consistent with those in their audit reports.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Michael Weisz
YS RE RAF I LLC
June 5, 2024
Page 2

       Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction


cc: Brian Korn